Contact

www.linkedin.com/in/arjunrai (LinkedIn)
arjunrai.me (Other)

Top Skills

Social Media
HTML
Online Advertising

Certifications

Summer 2021 ☀#

Honors-Awards

Sigma Nu Tau Entrepreneurship Honor Society
Phi Eta Sigma Honor Society
Golden Key Honour Society
NY State Business Plan Competition - Certificate
Internship Certificate - People, Ideas and Culture (Ad Agency)

Arjun Rai

CEO, Smart Marketing for Underdogs / SMBs, HelloWoofy.com (social media, blog, newsletter, web stories + smart speaker) Join FB Group for SMBs, “Content Masters” #
New York, New York, United States

Summary

On a mission to support small businesses with the power of visualized data science for digital marketing at HelloWoofy.com, Woofy.ai, EmojiData.ai and WordData.ai (API: autocomplete or autosuggest of text/words, emojis and hashtags). Try our new free Hootsuite integration! Use AI to create, curate and schedule content anywhere...use the google chrome extension to autocomplete text anywhere (double click words for engaging emoji suggestions).

About me:

Arjun is a New York City based entrepreneur originally from West Windsor, New Jersey (aka Princeton Junction). Since high school, Arjun has been networking with some of the most well known entrepreneurs and even worked on a few projects and startups of his own.

Upon graduation, Arjun pursued his career opportunities and came to New York City where he enrolled at the New York Institute of Technology in 2011 with scholarships and grants. Following a few weeks into college, Arjun launched his second startup, fuelbrite.com, a social media agency focused on small businesses and startups, and a student-focused organization, TheBizDen.

After interning at a PR and ad agency in the summer of 2012, Arjun quickly saw the need for yet another startup within the tech space and raised a seed investment round to build it out. That startup became Wrkbench.io which was a virtual collaboration space designed for creative and visual people (we liked to say we make visual conversations).

After spending a few years and learning the ins and outs of running a venture backed startup, Rai set out to modernize another industry

related to his former passion of social media. The startup would be known as HelloWoofy.com which is a social media management platform driven by artificial intelligence to help small to medium sized businesses with digital marketing.

Arjun currently lives in New York City. Arjun went to the NYIT School of Management (majoring in Small Business and Entrepreneurship). He also holds several notable awards and has been previously or is currently a member of the Phi Eta Sigma Honor Society and Golden Key International Honour Society. Professionally, Arjun has also been a member of The One Club, The Art Directors Club, The Advertising Club of NY, Social Media Marketing Society, IVY Connect Club etc.

Featured on: Entrepreneur Magazine, Forbes, Inc Magazine, MarTech Today, Search Engine Land, NASDAQ, Small Business Trends and more.

Experience

HelloWoofy.com
Founder + CEO
August 2016 - Present (6 years 4 months)
New York

Smart Marketing for Underdogs Platform (Social Media, Blog, Newsletter, Web Story and Smart Speaker Automation) and sister product, SelfTact.com for smart networking.
• Generated close to ~$1M in sales to date
• Increased total API calls to over 50M
• Expanded customer base 21,900%
• Raised over $1.8M in pre-seed funding through a robust network of investors and self financing (backed by funds 1517 and Quake Capital and investors Tim Draper, Steve Hayden, etc).
• Obtained corporate partners (including Fortune 500 companies, such as Amazon and Google) resulting in over $250,000 resources.
• Revenue generating with over 16,000 B2B members and users
• Directed a team of software engineers, designers and a legal/finance professional.
• Supervised design efforts for graphics, UI and UX for mobile/desktop app.

• Successfully led a "turn around" effort with limited resources from concept to full product launch.

SelfTact.com
Founder + CEO
July 2022 - Present (5 months)
New York, United States

Part of HelloWoofy.com

Best way to capture leads, drive higher conversions and sales. Simply take a selfie contact and let the app do the work for you! Part of the HelloWoofy.com family of technologies to help underdogs aka small businesses win and now IRL.

WordData.ai
Founder + CEO
October 2019 - Present (3 years 2 months)
Greater New York City Area

Part of HelloWoofy.com

WordData.ai / EmojiData.ai are APIs available for developers to use for autocompletion or autosuggestion of words, emojis and hashtags.

#autosuggest #autocomplete #smartcompose

EmojiData.ai
Founder + CEO
October 2019 - Present (3 years 2 months)
Greater New York City Area

Part of HelloWoofy.com

WordData.ai / EmojiData.ai are APIs available for developers to use for autocompletion or autosuggestion of words, emojis and hashtags.

#autosuggest #autocomplete #smartcompose

Wrkbench.io
Founder
January 2013 - December 2016 (4 years)

New York, NY

PM and Creative Collaboration App

• Raised $1.1M in seed funding through tech investors/VC.

• Managed a team of software engineers, designers and support staff.

• Created initiatives on branding and corporate culture within startup.

• Led graphic design, user experience and user interface efforts for mobile SaaS app.

TheBizDen

Showhost and Event Planning Director

September 2011 - September 2015 (4 years 1 month)

New York, NY

Show and Events

• Raised over $2k in ticket sales and sponsorships for NYIT School of Management.

• Managed a team of student volunteers for event planning and hosting.

• Oversaw social media presence for NYIT Business School.

• Facilitated PR and partnerships for university with local tech companies, journalists and general communications industry.

Fuelbrite.com (Social Media Agency)

Founder

October 2012 - September 2013 (1 year)

New York, NY

Social Media Agency for Startups

• Consulted 6 tech and lifestyle companies generating over $10,000 in revenue.

• Maintained blogs and created content (visual and writing based) for clientele.

• Successfully pitched journalists for PR on behalf of agency clients (interviews and content published on Yahoo!, Entrepreneur.com etc.).

People Ideas & Culture / PI&C

Intern

June 2012 - September 2012 (4 months)

New York, New York

Worked with founder and mentor, Domenico Vitale, on various assignments ranging from copy to art to strategy and beyond.

Education

New York Institute of Technology

Bachelor of Business Administration (B.B.A.), Entrepreneurial and Small Business Operations · (2011 - 2015)

West Windsor - Plainsboro High School North

· (2007 - 2011)

Draper University

Fundamentals of Entrepreneurship, Entrepreneurship/Entrepreneurial Studies · (2020 - 2020)

Founder University by Jason Calacanis / Launch.co

Entrepreneurship, Entrepreneurship/Entrepreneurial Studies · (2020 - 2020)